Exhibit 99.1

Cummins Westport Begins Production of ISL G Near Zero Natural Gas Engine

- North America's First Commercially Available Near Zero NOx MidRange Engine -

TORONTO, Oct. 13, 2016 /CNW/ - Cummins Westport Inc. (CWI) today announced that orders are being processed and production of the ISL G Near Zero (NZ) NOx natural gas engine has commenced.

The ISL G NZ is the first MidRange engine in North America to receive emission certification from both U.S. Environmental Protection Agency (EPA) and Air Resources Board (ARB) in California to meet the optional 0.02 g/bhp-hr. Near Zero NOx Emissions standards eight years in advance of the 2023 California Near Zero NOx schedule and contributing to California Clean Air initiatives.

Exhaust emissions of the ISL G NZ are 90% lower than the current EPA and ARB NOx limit of 0.2 g/bhp-hr. and also meet the 2017 EPA greenhouse gas (GHG) emission requirements. CWI natural gas engines have met the 2010 EPA standard for particulate matter (0.01 g/bhp-hr.) since 2001.

"The start of production of the ISL G Near Zero natural gas engine offers a game-changing solution for the reduction of urban tailpipe and engine related emissions," said Rob Neitzke, President of Cummins Westport.  "Combined with the reliability and operating improvements on the base ISL G engine, the ISL G Near Zero is now at the forefront of cost-effective and dependable emission reduction strategies in transit, medium-duty truck and refuse applications."

The ISL G NZ can operate on compressed, liquid, or renewable natural gas (RNG).  Operating ISL G NZ engines on RNG offers a significant GHG emissions benefit compared to fossil fuels. In addition to the dramatic reduction in NOx, the ISL G NZ will feature Closed Crankcase Ventilation, reducing engine related GHG methane emissions by 70%.

Leveraging the technology improvements of the ISL G, the ISL G NZ offers customers the benefit of improved reliability and durability as well as range and performance with the lowest emissions, utilizing maintenance-free Three-Way Catalyst (TWC) aftertreatment. TWCs are effective, simple, passive devices, packaged as part of the muffler.  Cummins Westport natural gas engines do not require active aftertreatment such as a Diesel Particulate Filter or Selective Catalytic Reduction.

The ISL G NZ is manufactured at the Cummins Engine Plant in Rocky Mount, North Carolina.  Backed by a Cummins Factory Warranty and supported by Cummins Service Network, the ISL G NZ offers low emission performance and efficiency with engine ratings from 250-320 horsepower, and 660-1,000 lb-ft torque available.  For the convenience of customers, base warranty, extended coverage options, maintenance procedures, and service intervals are the same as the current ISL G.

The ISL G NZ engine is available as a first fit engine with transit, shuttle and school bus, refuse and truck original equipment manufacturers (OEMs), or as an engine replacement (repower) for existing  ISL G vehicles.

CWI would like to acknowledge engine development funding support from South Coast Air Quality Management District, SoCalGas, and the California Energy Commission.

About Cummins Westport Inc.
Cummins Westport Inc. designs, engineers and markets 6-12 liter spark-ignited natural gas engines for North American commercial transportation applications such as trucks and buses. Cummins Westport is a joint venture of Cummins Inc. (NYSE: CMI), a corporation of complementary business units that design, manufacture, distribute and service engines and related technologies, including fuel systems, controls, air handling, filtration, emission solutions and electrical power generation systems, and Westport Fuel Systems Inc. (NASDAQ: WPRT / TSX: WPT), a premier, global company for the engineering, manufacturing and supply of alternative fuel systems and components. www.cumminswestport.com

Note: This document contains forward-looking statements.  Forward-looking information is typically identified by words such as "anticipate", "estimate", "expect", "forecast", "may", "will", "could", "plan", "intend", "should", "believe", "outlook", "project", "potential", "target" and similar words suggesting future events or future performance.  In particular, this press release contains forward-looking information which includes statements regarding the timing of field testing and commercial availability of the Near Zero NOx ISL G engine, about Cummins Westport's business, operations, markets, technology development and regarding the environment in which Cummins Westport operates, which are based on Cummins Westport's estimates, forecasts and projections. These statements are not guarantees of future performance and involve known and unknown risks and uncertainties that are difficult to predict, or are beyond Cummins Westport's control and are based on assumptions that may cause our actual results, levels of performance, activity or achievement to be materially different from that implied by these forward looking statements.  These risks, uncertainties and assumptions include those relating to our industry and products, technological development, demand for natural gas vehicles as well as other risk factors and assumptions. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Cummins Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as may be required by applicable law. The contents of any website referenced in this press release are not incorporated herein by reference.

SOURCE Cummins Westport Inc.

%CIK: 0001370416

For further information: Inquiries: Westport Fuel Systems Inc. - Investor Inquiries, Caroline Sawamoto, Manager, Investor Relations & Communications, Phone: 604-718-2046, Email: invest@westport.com, Web: www.westport.com; Cummins Inc., Jon Mills, Director - External Communications, Phone: 317-610-4244, Email: jon.mills@cummins.com, Web: www.cummins.com

CO: Cummins Westport Inc.

CNW 16:05e 13-OCT-16